Arcutis Biotherapeutics, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, California 91361
February 6, 2024
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Alan Campbell
Re:         Arcutis Biotherapeutics, Inc. Registration Statement on Form S-3 (Registration No. 333-276794)
To the addressee set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-276794) (the “Registration Statement”) of Arcutis Biotherapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 8, 2024, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.
Thank you for your assistance in this matter.

Sincerely,

ARCUTIS BIOTHERAPEUTICS, INC.

By:	/s/ Masaru Matsuda
Masaru Matsuda
General Counsel
cc:          Frank Watanabe, Arcutis Biotherapeutics, Inc.
John Smither, Arcutis Biotherapeutics, Inc.
Shayne Kennedy, Latham & Watkins LLP
Ross McAloon, Latham & Watkins LLP